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                     GE LIFE AND ANNUITY ASSURANCE COMPANY
                         OPTIONAL DEATH BENEFIT RIDER
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This rider provides for an optional death benefit which is coordinated with the
Death Benefit Available at Death of Any Annuitant provision in the Contract. While this Rider is in effect, the amount payable as of the date of receipt of due proof of death will be the greater of:
     . The Death Benefit provided for under the Death Provisions section in the
       Contract; or
     . The minimum death benefit as of the date of receipt of due proof of death.

Minimum Death Benefit

Minimum death benefit if the Annuitant is, or both the Annuitant and Joint Annuitant are, age 80 or younger at issue: The minimum death benefit prior to the Annuity Commencement Date is equal to the greatest sum of (1) and (2), where:
     (1) is the Contract Value as of any Contract anniversary up to and including the later of the fifth Contract anniversary or the Contract anniversary next following or coincident with the 80th birthday of the older of any Annuitant; and
     (2) is any Purchase Payments paid since then adjusted for any withdrawals and any applicable premium tax.

Minimum death benefit if any Annuitant is older than age 80 at issue: The minimum death benefit prior to the Annuity Commencement Date is equal to the greatest sum of (1) and (2), where:
     (1) is the Contract Value as of any Contract anniversary up to and including the Contract anniversary next following or coincident with the 85th birthday or the older of any Annuitant; and
     (2) is any Purchase Payments paid since then adjusted for any withdrawals and any applicable premium tax.

Withdrawals reduce the minimum death benefit proportionally by the same percentage that the withdrawal (including any applicable surrender charges) the Contract Value.

When Minimum Death Benefit is Calculated at Death of Any Annuitant: The minimum death benefit is calculated on the date that we receive due proof of death at our Home Office. Until we receive complete written settlement instructions satisfactory to us from the beneficiary, the calculated minimum death benefit will remain allocated to the various Investment Options according to your last instructions. Therefore, the minimum death benefit will fluctuate with the performance of the underlying Investment Options.

Annual Death Benefit Charge

There will be a charge made for this rider while it is in effect. This charge is made in arrears at the beginning of each Contract year after the first, and at surrender. The charge is made against the Contract Value in the Separate Account. This charge will be deducted proportionally from the Subaccounts in which you are invested. The maximum charge will be the rate shown on the Contract data pages times the Contract Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a prorata portion of the annual charge.

If the Contract Value in the Separate Account is insufficient to cover the annual death benefit charge, then the deduction will be made first from the Contract Value in the Separate Account. The excess of the charges over the Contract Value in the Separate Account will then be deducted from the Contract Value in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.